

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2013

<u>Via E-mail</u>
Peter Adderton
Chief Executive Officer
Mandalay Digital Group, Inc.
2811 Cahuenga Blvd. West
Los Angeles, CA 90068

> **Re: Mandalay Digital Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 3, 2013**
> **File No. 333-189783**

Dear Mr. Adderton:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Documents Incorporated by Reference, page 31

1.   Notwithstanding your incorporation by reference of the Form 10-K/A filed on July 2, 2013, please specifically incorporate your Form 10-K filed July 1, 2013. Ensure that you specifically incorporate by reference all filings pursuant to Exchange Act Section 13(a) or 15(d) since March 31, 2013, and prior to the effective time, such as the Forms 8-K and 8-K/A filed on July 12, 2013.

Exhibit Index, page 37

2.   You indicate on page 38 that exhibit 4.3 will be filed subsequent to effectiveness, if necessary. Please note that the indenture must be qualified at the time of effectiveness. For guidance, refer to Section 201.02 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations and file a copy of the Form of Debt Indenture.

3.   In a number of exhibits, you indicate that you will be filing a "Form of" the exhibit by post-effective amendment. Please file "forms of" copy of these exhibits or tell us on which authority you are relying upon to exclude "form of" exhibits prior to effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: <u>Via E-mail</u>
        Ben D. Orlanski, Esq.
        Manatt, Phelps & Phillips, LLP